EXHIBIT A

From the desk of: Rose Schindler, Esq. One Boca Place, Suite 400-E 2255 Glades Road Boca Raton, Florida 33431 Phone: 561.994.2212 Fax: 561.997.8494 Email: rose.schindler@gmlaw.com

June 28, 2016

Re:  Termination of Voting Agreement

Dear Shareholders:

Daniel is providing the following notification to all shareholders who granted him voting authority over their shares of DSKX.

“I wish to thank you, as a shareholder of DSKX who granted me voting authority over your shares, for your confidence in me.  As you know, the purpose of the voting authority was to permit me to gain control of the Company and put a strong Board of Directors and management in place.

The goal has been accomplished but we have a great deal of work to do to resolve issues caused by certain former officers and directors.  Our primary goal now is to have our stock trading again on NASDAQ and to continue to build on the many exciting opportunities in front of us.

As a result of the above, I am returning the voting control of your shares back to you.  I am terminating the Voting Agreement, dated March 27, 2016, effective immediately.  Beginning today, you now have, without any voting restrictions as a result of the March 27, 2016 Voting Agreement, the full rights of a shareholder of common stock of DSKX.”

Thank you again.

/s/ Daniel Khesin

Daniel Khesin

Boca Raton | Denver | Ft. Lauderdale | Las Vegas | Miami | Miami Beach | Naples | New York

Orlando | Port St. Lucie | San Diego | Tallahassee | Tampa | West Palm Beach

June 28, 2016

Page No. 2

Very truly yours,

GREENSPOON MARDER, P.A.

/s/ Rose M. Schindler

Rose M. Schindler, Esq.

For the Firm